March 22, 2019

Joel L. Thomas
Chief Financial Officer
Pyxus International, Inc.
8001 Aerial Center Parkway
Morrisville, NC 27560-8417

       Re: Pyxus International, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed June 7, 2018
           File No. 001-13684

Dear Mr. Thomas:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure